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                          June 23, 2022

       Blair Mullin
       Chief Financial Officer
       Cryomass Technologies, Inc.
       1001 Bannock St, Suite 612
       Denver, CO 80204

                                                        Re: Cryomass
Technologies, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2022
                                                            File No. 333-265669

       Dear Mr. Mullin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Erin
Donahue at 202-551-6063 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Manufacturing